SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 89535 / August 12, 2020

Admin. Proc. File No. 3-18832

In the Matter of

UNITED DEVELOPMENT FUNDING III, LP,
UNITED DEVELOPMENT FUNDING IV,
AND
UNITED DEVELOPMENT FUNDING
INCOME FUND V

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Issuers failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the issuers' securities.

APPEARANCES:

William E. Donnelly and *Stephen J. Crimmins*, Murphy & McGonigle PC, Washington, DC, for United Development Funding III, LP, United Development Funding IV, and United Development Funding Income Fund V.

Keefe Bernstein, for the Division of Enforcement.

On September 24, 2018, we issued an order instituting proceedings (the "OIP") against United Development Funding III, LP ("UDF III"), United Development Funding IV ("UDF IV"), and United Development Funding Income Fund V ("UDF V" and, collectively with the other two issuers, "Respondents"), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP charged that Respondents "have repeatedly failed to meet their obligations to file timely periodic reports" and instituted proceedings to determine "whether it is necessary and appropriate for the protection of investors" to suspend or revoke the registrations of Respondents' securities.[1] On February 26, 2019, following a prehearing conference, an order was issued setting a briefing schedule for the parties to file motions for summary disposition.[2]

The Division of Enforcement filed a motion for summary disposition asserting that "Respondents have failed to file any periodic reports since the third quarter of 2015" and that revocation is the appropriate remedy for such "long-standing and continuing violations of the Exchange Act's periodic reporting requirements." Although Respondents did not dispute the Division's assertion of delinquent filings, they opposed summary disposition on the ground that their delinquencies resulted from a "short-and-distort manipulation scheme [that] prevented Respondents from obtaining the audited financial statements and reviews they needed for periodic reporting." Respondents argued that the matter should "be set for an evidentiary hearing in order to afford Respondents an opportunity to present testimony and exhibits to establish their defenses . . . ." Respondents also filed their own motion for summary disposition arguing that "a suspension or revocation of registration is not necessary or appropriate." Accordingly, Respondents asserted that the "proceeding should be dismissed."

Under Commission Rule of Practice 250(b), a motion for summary disposition may be granted if "there is no genuine issue with regard to any material fact" and the moving party is "entitled to summary disposition as a matter of law."[3] We view the facts "in the light most favorable to" the non-moving party,[4] but that party must "produce documents, affidavits, or some other evidence to demonstrate that there [is] a genuine and material factual dispute" that necessitates an in-person evidentiary hearing.[5] Having reviewed the parties' submissions in the

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[1]   *United Dev. Funding III, LP*, Exchange Act Release No. 84273, 2018 WL 4562835, at *1-2 (Sept. 24, 2018).

[2]   *United Dev. Funding III, LP*, Exchange Act Release No. 85197, 2019 WL 936699, at *3 (Feb. 26, 2019).

[3]   17 C.F.R. § 201.250(b).

[4]   *Jay T. Comeaux*, Advisers Act Release No. 3902, 2014 WL 4160054, at *2 (Aug. 21, 2014) (citing *Robert L. Burns*, Advisers Act Release No. 3260, 2011 WL 3407859, at *9 (Aug. 5, 2011)).

[5]   *Jeffrey L. Gibson*, Exchange Act Release No. 57266, 2008 WL 294717, at *6 (Feb. 4, 2008), *petition denied*, 561 F.3d 548 (6th Cir. 2009).

light most favorable to Respondents, we find that there is no genuine issue with respect to any material fact and that the Division is entitled to summary disposition as a matter of law.[6]

I. Background

UDF III, a Delaware limited partnership, and UDF IV and UDF V, Maryland real estate investment trusts, are part of a family of companies that offer "a full suite of debt and equity capital solutions to leading developers and homebuilding companies." On April 9, 2008, May 2, 2011, and April 22, 2016, respectively, UDF III, UDF IV, and UDF V filed Forms 8-A to register their securities pursuant to Exchange Act Section 12(g),[7] and each Respondent has continued to maintain its registration since filing its Form 8-A. UDF IV's securities have traded publicly since June 4, 2014; the securities of UDF III and UDF V have not been publicly traded.

Exchange Act Section 13(a) requires issuers of registered securities, such as Respondents, to file periodic reports with the Commission "for the proper protection of investors and to insure fair dealing" in the companies' securities.[8] Respondents timely filed all of their required periodic reports through the filing of their quarterly reports for the period ended September 30, 2015.[9] But Respondents stopped filing periodic reports after November 2015.

In late March 2016, UDF III and UDF V filed Notifications of Late Filing, on Exchange Act Form 12b-25, for their 2015 annual reports on Form 10-K.[10] In those Forms 12b-25, Respondents stated that they were "unable to complete" their audited financial statements due to the resignation of Whitley Penn LLP, their auditor, and "the inability thus far to engage a new independent auditing firm." Respondents represent that Whitley Penn's resignation and their inability to hire a replacement was the result of the short-selling campaign, which lasted between December 2015 and October 2016. According to Respondents, the short-selling campaign included allegations that Respondents' business "exhibit[ed] characteristics emblematic of a Ponzi-like scheme" in which new invested capital "is used to fund distributions to existing

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[6]   *See Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012) (stating that "summary disposition is appropriate in proceedings like this one brought pursuant to Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation").

[7]   15 U.S.C. § 78*l*(g).

[8]   15 U.S.C. § 78m(a).

[9]   We take official notice of EDGAR filings, pursuant to Rule of Practice 323, 17 C.F.R. § 201.323, including those relating to the period subsequent to the OIP. A table summarizing Respondents' delinquent filings is attached as Exhibit 1.

[10]   *See* 17 C.F.R. § 240.12b-25(a) (setting forth filing requirement).

investors." [11] Respondents add that the short-selling campaign led to an enforcement action against two of the Respondents and executives of all three Respondents.[12]

On May 26, 2016, Nasdaq's listing qualification staff informed UDF IV, whose stock traded on the Nasdaq Global Select Market, that it was subject to delisting due to its failure to comply with Exchange Act reporting requirements. UDF IV responded to Nasdaq that it had hired a replacement auditor and "expect[ed] to be in a position to file the Delinquent Reports with the SEC" by "no later than" September 12, 2016. On August 29, 2016, however, UDF IV requested an extension, until October 17, 2016, to make its delinquent filings. Nasdaq granted this extension, but when UDF IV failed to meet that deadline, Nasdaq suspended trading in UDF IV's stock. On May 18, 2017, with UDF IV still not having filed any of its delinquent reports, Nasdaq filed a Form 25 notification to delist UDF IV's securities.[13] Since being delisted, UDF IV's stock has traded on the over-the-counter markets.[14]

Respondents have not filed any periodic reports since November 2015.

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[11]   In early 2016, UDF IV retained outside counsel and forensic accountants to investigate the allegations. That investigation was completed in April 2016 and concluded that there was no evidence of fraud or other misconduct on the part of Respondents.

[12]   The Complaint in the civil proceeding alleged violations of the antifraud, reporting, books and records, and internal accounting control provisions of the federal securities laws. *SEC v. United Dev. Funding III*, No. 3:18-cv-01735-L (Compl., N.D. Tex. July 3, 2018). The parties ultimately settled, and the court entered Final Judgments by Consent on July 31, 2018. Pursuant to the settlement, the executives were ordered to pay $8.2 million in disgorgement, prejudgment interest, and civil penalties. All the defendants, including UDF III and UDF IV, were enjoined against future violations of the antifraud provisions of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as well as of the disclosure, books and records, and internal accounting control provisions of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Exchange Act Rules 12b-20, 13a-1, and 13a-13.

[13]   *See* Exchange Act Rule 12d2-2, 17 C.F.R. § 240.12d2-2 (authorizing the filing of an application on Form 25 "to strike a class of securities from listing on a national securities exchange" and discussing the procedures related thereto).

[14]   OTC Link, operated by OTC Markets Group Inc., currently displays UDF IV's common stock (symbol "UDFI") with a "Pink No Information" warning. *See* https://www.otcmarkets.com/stock/UDFI/overview (last visited June August 7, 2020).

II.   Analysis

A.   Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 and thus their securities are subject to revocation under Exchange Act Section 12(j).

Exchange Act Section 12(j) authorizes us, as "necessary or appropriate for the protection of investors," to revoke the registration of all classes of an issuer's securities if we find that the issuer has failed to comply with any provision of the Exchange Act or its rules.[15] Exchange Act Rules 13a-1 and 13a-13 set forth the requirements for the quarterly and annual reports mandated under Exchange Act Section 13(a).[16] A violation of these provisions does not require scienter.[17] The Division contends that Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file timely quarterly and annual reports as charged in the OIP.

Respondents oppose the Division's motion for summary disposition by stating that they need "a hearing in order to present the evidence supporting the facts and circumstances set forth in their Answer and affirmative defenses . . . ." But Respondents admit to not having filed required annual reports for the fiscal years ended December 31, 2015, and thereafter, and their quarterly reports for the fiscal quarters ended March 31, 2016, and thereafter. We therefore find that there is no genuine issue of material fact that Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, and that the registration of the classes of their securities is thus subject to revocation under Exchange Act Section 12(j).[18]

B.   Revocation under Exchange Act Section 12(j) is warranted.

In *Gateway International Holdings, Inc.*, we established a multi-factor test to use in determining an appropriate sanction in the public interest when an issuer fails to make required filings:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure

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[15]   15 U.S.C. § 78*l*(j).

[16]   17 C.F.R. §§ 240.13a-1, 13a-13.

[17]   *Citizens Capital*, 2012 WL 2499350, at *5 & n.25 (citing *Ponce v. SEC*, 345 F.3d 722, 737 n.10 (9th Cir. 2003) and *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998)).

[18]   *See Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *5 (Apr. 4, 2014) ("To prevent summary disposition, the opposing party must present facts demonstrating a genuine issue of fact that is material to the charged violation.").

future compliance, and the credibility of its assurances, if any, against further violations.[19]

Although Respondents describe the *Gateway* factors as "still relatively new" and a "fairly recent addition to the SEC's enforcement program," we have applied these factors in Section 12(j) proceedings since 2006. We have also long held that though these factors are nonexclusive, and no single factor is dispositive,[20] "a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[21]

1. Respondents' violations are serious, recurrent, and show a high degree of culpability.

We find Respondents violations to be serious. By failing to comply with its reporting obligations, Respondents "'violate[d] a central provision of the Exchange Act.'"[22] As a result, they have "deprived both existing and prospective holders of [their] registered stock of the ability to make informed investment decisions based on current and reliable information, including

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[19] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No 53907, 2006 WL 1506286, at *4 & n.27 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979)).

[20] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[21] *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011). Respondents assert that it is the Division's position that "the missing filings themselves are all" that must be shown to justify revocation. This mischaracterizes the Division's position. The Division argues that revocation is justified not merely by the seriousness of Respondents' reporting violations but by a consideration of all of the *Gateway* factors, including that the assurances of future compliance are not credible. As discussed below, our consideration of all the *Gateway* factors leads us to conclude that revocation is the appropriate sanction in the public interest.

[22] *Cobalis Corp.*, 2011 WL 2644158, at *4.

audited financial statements, about [their] operations and financial condition."[23]   Extensive Commission precedent has deemed missed filings of a duration and quantity similar to those at issue here to be serious.[24] We further find that the violations, which at the time of the OIP involved 33 missed filings over two-and-a-half years, were recurrent.[25] We also find, in light of Respondents' undisputed awareness of their obligations to make the filings at issue, that Respondents' violations were committed with a high degree of culpability.[26]

Respondents do not dispute that they failed to file the requisite reports as alleged, but nevertheless argue that "these three factors" do not warrant revocation. Specifically, Respondents argue that the situation presented in this case is distinguishable from other Section 12(j) proceedings in which revocation was ordered because "[r]ecurrent failures to file periodic reports typically involve issuers that are unable to devote the necessary time and expenditures needed to the reporting process." Here, by contrast, Respondents assert that they were "tirelessly fighting a unitary and targeted campaign . . . designed to shut down [their] public reporting." Respondents also assert that they "kept trying to engage auditors and pay their fees in full to get current in their periodic reporting." Respondents further assert that "the 'culpability'" was with the short-sellers, and "not with Respondents," because the short-selling campaign "dr[o]ve away a series of auditors Respondents were trying to engage or actually did engage."

Accepting Respondents' assertions about the adverse impact of the short-selling campaign and their efforts to retain auditors and become current in their reporting obligations, as we must at the summary disposition stage, we do not believe they establish a genuine issue of material fact necessitating a hearing or justify a sanction less than revocation. It is undisputed that Respondents' violations continued long after the short-selling campaign had ended.

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23   *Id.*

24   *See, e.g.*, *Accredited Bus. Consolidators*, Exchange Act Release No. 75840, 2015 WL 5172970, at *1 (two annual and five quarterly reports over two years); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half"); *Impax Labs*, Exchange Act Release No. 57864, 2008 WL 2167956, at *7 (May 23, 2008) (two annual and six quarterly delinquent filings over a period of more than three years); *Gateway*, 2006 WL 1506286, at *5 ("seven annual and quarterly reports" over the course of eighteen months).

25   *See, e.g.*, *Absolute Potential*, 2014 WL 1338256, at *4 (finding violations to be recurrent on the basis of a two-year and then a subsequent five-year period of delinquency); *China-Biotics*, 2013 WL 5883342, at *10 (finding a year and a half of violations to be recurrent); *Impax*, 2008 WL 2167956, at *7 (finding two annual and six quarterly delinquent filings to be recurrent).

26   *See Calais Res.*, 2012 WL 2499349, at *4 & n.26 (holding that "a long history of ignoring . . . reporting obligations under the Exchange Act evidences a high degree of culpability") (internal quotation marks omitted) (citing *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *3 (Mar. 22, 2007)); *Gateway*, 2006 WL 1506286, at *5 & n.28 (finding that it "evidenced a high degree of culpability" that respondent "knew of its reporting obligations, yet failed to file a total of seven annual and quarterly reports").

Respondents' violations continued even after the July 2018 settlement of the civil proceedings,[27] when, according to Respondents, "for the first time since late 2015" it was "able to obtain the audit it had consistently sought . . . ." Indeed, Respondents' violations have continued since the issuance of the OIP. Respondents have failed to return to compliance even after the asserted impediment to filing was removed, which means that investors still lack current and reliable information about Respondents and that revocation is necessary for the protection of investors.[28]

Respondents contend that the public interest would not be served by revocation because such action would "be extremely harmful to UDF's shareholders." But existing shareholders are harmed when an issuer is delinquent in its periodic reporting obligations.[29] In this situation, "an existing shareholder could be forced to determine whether to sell his stock based on financial statements that give an inaccurate view of the issuer's financial situation."[30] And, in any case,

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[27]   *See supra* note 12.

[28]   *See, e.g.*, *Cobalis Corp.*, 2011 WL 2644158, at *4-6 (finding revocation warranted notwithstanding respondent's argument that its filing deficiencies "were attributable to the actions of others and events beyond its control" because respondent did not "provide[] a credible basis to conclude that it" was capable of returning to compliance in order to "'cure these deficiencies'") (quoting *Eagletech Communications, Inc.*, Exchange Act Release No. 54095, 2006 WL 1835958, at *2 (July 5, 2006)); *Eagletech*, 2006 WL 1835958, at *4 (finding revocation warranted notwithstanding respondent's argument that its filing deficiencies resulted from "two separate manipulations," including a short-selling scheme that lasted for more than two years, because respondent remained "unable to remedy its past violations or ensure future compliance" and therefore investors were "harmed by the continuing lack of current, reliable, and audited financial information"); *Gateway*, 2006 WL 1506286, at *2 & 5 (finding revocation warranted notwithstanding respondent's argument that its filing deficiencies resulted from a dispute with two subsidiaries that "prevented it from obtaining necessary financial information to perform the requisite audits for its annual reports" because "the problem remains that existing and potential investors still cannot evaluate the company's profitability"); *see also Talon Real Estate Holding Corp.*, Exchange Act Release No. 87614, 2019 WL 6324601, at *6 (Nov. 25, 2019) (granting summary disposition and finding that *Gateway* factors supported revocation despite respondent's "personnel changes and retention of outside professionals," filing of one of its delinquent reports, and expenditure of resources on the preparation of drafts of several of its other delinquent reports where respondent had "become delinquent on additional periodic filings despite these developments"); *Absolute Potential*, 2014 WL 1338256, at *3 & n.19 (revoking registration even though issuer had "made twenty-one [previously delinquent] periodic filings," and its "accountants and auditors [had] expended approximately 285 hours, generating fees of approximately $62,000" because of the issuer's protracted delinquencies, unpersuasive explanations for those delinquencies, and the absence of concrete remedial changes).

[29]   *Gateway*, 2006 WL 1506286, at *7.

[30]   *Id*.

"[i]n evaluating what is necessary or appropriate to protect investors, 'regard must be had not only for existing shareholders of the issuer, but also for potential investors.'"[31] As a result of Respondents' violations, "[a]ll investors in the marketplace, both current and prospective [stockholders], were deprived of timely reports that accurately reflect the compan[ies'] financial situation . . . ."[32] Revocation is warranted because both "existing and prospective shareholders alike are harmed where, as here, the required filings about the issuer are not available and, as a result, existing and prospective shareholders cannot make informed investment decisions."[33]

2.   Respondents' efforts to remedy past violations and ensure future compliance are insufficient to show that revocation is not appropriate.

Respondents assert that they are "working diligently to complete all necessary periodic reports" and cite the fact that they hired a new auditor and "an independent accounting consulting firm . . . to assist in the completion of Respondents' audit workplan and become current in their filings." But all of Respondents' Forms 12b-25 filed since they hired the new auditor in June 2016 state that "there can be no assurance as to when [Respondents] will be able to file [the delinquent] periodic reports," in each case ascribing the uncertainty to a "lack of financials for the [relevant period]" and Whitley Penn's resignation in November 2015. We have held that revocation is appropriate despite a registrant's "concerted efforts to avoid and correct its reporting failures" where the registrant "cannot credibly identify when it will become current on its reporting obligations."[34]

3.   Respondents' assurances against future violations are not credible.

In "'determining whether an issuer's assurances against future violations are credible, one factor we consider is whether the issuer is able to adhere to reasonable schedules that the issuer has proposed for the fulfillment of delinquent filing obligations.'"[35] In their Answer, Respondents stated that they "continue to work to bring UDF III into current compliance at their earliest opportunity" and estimated that UDF IV and UDF V would come into full compliance by June 30, 2019. But despite these representations Respondents have yet to file any of their delinquent reports, let alone return to full compliance. Although Respondents state that they

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31   *Id.* at *7 & n.42 (quoting *Great Grass Oils Ltd.,* Exchange Act Release No. 5483, 1957 WL 52359, at *11 (Apr. 8, 1957)).

32   *Absolute Potential*, 2014 WL 1338256, at *6.

33   *Nature's Sunshine*, 2009 WL 137145, at *8.

34   *Impax*, 2008 WL 2167956, at *11.

35   *Calais Res.*, 2012 WL 2499349, at *7 (quoting *Am. Stellar Energy*, 2011 WL 2783483, at *5); *see also Gateway*, 2006 WL 1506286, at *6 & n.34 (revoking registration where respondent had "insisted that it intends to return to full compliance, yet its efforts repeatedly fall short").

intend to comply with their reporting requirements in the future, their record of extensive non-compliance undermines the credibility of such assurances.[36]

C.   Respondents have not been denied due process or equal protection.

Respondents challenge the proceeding on "due process" grounds. They assert that it is "simply not fair for proceedings with a substantive evidentiary record that must be weighed and reviewed against applicable decisional standards" to be decided by the Commission without first being referred to an administrative law judge. Respondents further claim that there is "an equal protection problem" because "other cases do have an actively engaged judge . . . ."

Although Respondents assert that they are entitled to an evidentiary hearing before an administrative law judge, the Supreme Court held in *Lucia v. SEC* that, "[b]y law, the Commission itself may preside over" any administrative proceeding that it institutes.[37] And the D.C. Circuit held in *Kornman v. SEC* that interpreting the requirement that the Commission make findings "on the record after notice and opportunity for hearing," which is what Section 12(j) requires, to "allow summary proceedings" is "a 'permissible construction of the statute.'"[38] The court held further that a respondent is not denied the "opportunity for hearing" where "[t]he Commission informed him in writing of the allegations against him, and he filed a written response to the allegations," and he "had the opportunity to challenge the arguments and evidence proffered by the Division in moving for summary disposition pursuant to Rule 250."[39]

That is what happened here. The briefing order in this case stated that "[i]t is unclear at this stage in the proceeding whether an evidentiary hearing before a trier of fact is necessary," and it directed the parties to "precisely specify the basis" for any opposition to summary disposition, "identify with particularity the material factual issues in dispute," and "include, as attachments, relevant declarations, affidavits, and other supporting documentation."[40] Respondents do not claim that any evidence they sought to introduce was excluded. Had there

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[36]   *See Nature's Sunshine*, 2009 WL 137145 at *7 (finding it not "realistic to expect" a return to compliance "in the foreseeable future" since issuer needed "'substantially more time than anticipated' to remedy its many delinquencies") (quoting *Impax,* 2008 WL 2167956, at *9).

[37]   138 S. Ct. 2044, 2049 (2018).

[38]   592 F.3d 173, 181 (quoting *Chevron, U.S.A. v. Natural Res. Def. Council, Inc.*, 467 U.S. 837, 843 (1984)); *see also id*. at 182 (noting that the Commission "modeled Rule 250 on Rule 56 of the Federal Rules of Civil Procedure," that Rule 250 "reflects a well-established distinction between a hearing on the pleadings and an evidentiary hearing at which witnesses testify and are subject to cross-examination," and that the court had previously found that a statute with similar language as in Section 12(j) did not "require an evidentiary hearing where there is 'no genuine and substantial issue of fact that requires a hearing'" as Rule 250 provides) (citation omitted).

[39]   *Id*. at 183.

[40]   *United Dev.*, 2019 WL 936699, at *2.

been a genuine dispute of a material fact, we would have denied summary disposition and either held an in-person evidentiary hearing ourselves or referred the matter to an administrative law judge to hold such a hearing. Because, as discussed above, there is no genuine dispute of material fact in this case, it is appropriate to decide the proceeding on the papers.[41]

We have stated previously that summary disposition is appropriate in Section 12(j) proceedings where the issuer does not dispute its failure to file periodic reports, and we have routinely imposed sanctions in Section 12(j) proceedings after an administrative law judge determined that there was no need for an in-person evidentiary hearing.[42] And, as discussed above, the courts have upheld the use of summary disposition in our administrative proceedings so long as an in-person evidentiary hearing is not necessary to resolve a genuine dispute of material fact.[43] Although Respondents claim that the "Commission is simply not equipped to sit as a court of first instance," they do not explain why we are less able than an administrative law judge to determine whether "in the first instance" summary disposition should be granted.

Respondents do argue that, given their other official obligations, Commissioners in these proceedings "realistically" would either "just skim the [parties'] submissions" or "more likely . . . be forced to rely on one or more faceless staff lawyers—the real judges, who would remain anonymous—for how they should decide the matter." But the courts have long held that the "use of assistants in the administrative process is indispensable to the orderly and efficient expedition of great volumes of work and the reconciliation of divergent responsibilities."[44]

> The courts have consistently approved an administrator's utilization of a staff member he deemed qualified in the performance of his official functions. It is well settled that even in the adjudicatory process, an administrative officer may

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[41]   *Kornman*, 592 F.3d at 183 (finding that "a summary proceeding was appropriate" because "Kornman does not suggest he was denied an opportunity to set forth all of his evidence, challenges, and defenses in his pleadings" and he failed to raise a genuine issue of material fact); *see also, e.g.*, *China-Biotics*, 2013 WL 5883342, at *16 (revoking respondent's registration after grant of motion for summary disposition and finding that a hearing was not necessary because evidence respondent presented did not demonstrate a genuine issue of material fact).

[42]   *See, e.g., Advanced Life Scis. Holdings*, 2017 WL 3214455, at *2; *Citizens Capital*, 2012 WL 2499350, at *8.

[43]   *See, e.g.*, *Gibson v. SEC*, 561.F.3d 548, 554 (6th Cir. 2009) ("Because the investor declarations, like Gibson's own declaration, do not create a material issue of fact, and because Gibson proffered no additional evidence that he hoped to prove at a hearing, we hold that the Commission did not err in granting the Division's motion for summary disposition without requiring a full evidentiary hearing."); *Seghers v. SEC*, 548 F.3d 129, 134-35 (D.C. Cir. 2008) (finding no error in grant of summary disposition because the evidence respondent introduced was undisputed and went to "the appropriateness of the sanction, not the necessity of a hearing").

[44]   *Braniff Airways, Inc. v. CAB*, 379 F.2d 453, 461 (D.C. Cir. 1967).

rely on subordinates to sift and analyze the record and prepare summaries and confidential recommendations, and the officer may base his decision on these reports without reading the full transcript. The only requirement is that the decision in the ultimate must be that of the administrative officer, for he 'bears full legal and personal accountability for that which bears his name or concurrence.'[45]

There can be no question that in this matter the ultimate decision is the decision of the Commission, composed of the individual Commissioners, as the name of each Commissioner joining this opinion is listed at the conclusion of the opinion.

As to Respondents' equal protection claim, "[a]n agency has broad discretion to determine when and how to hear and decide the matters that come before it."[46] "[A]n equal protection claim is not legally cognizable in the context of inherently discretionary governmental decisions."[47] And even if it were legally cognizable, Respondents would have to show "'an extremely high degree of similarity between themselves and the persons to whom they compare themselves.'"[48] Respondents have not identified any respondent in a Section 12(j) proceeding since the Supreme Court issued *Lucia* that has had its proceeding initially referred to an administrative law judge. Because Respondents do not "'identify and relate specific instances where persons situated similarly *in all relevant aspects* were treated differently'" from them, their equal protection claim fails for this reason as well.[49]

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[45]   *Id*. (internal citations omitted).

[46]   *Tenn. Valley Mun. Gas Ass'n v. FERC*, 140 F.3d 1085, 1088 (D.C. Cir. 1998).

[47]   *Myriad Interactive Media, Inc.*, Exchange Act Release No. 75791, 2015 WL 5081238, at *8 (Aug. 28, 2015) (citing *Village of Willowbrook v. Olech*, 528 U.S. 562 (2000)).

[48]   *Id*. at *9 (quoting *Clubside, Inc. v. Valentin*, 468 F.3d 144, 159 (2d Cir. 2006)).

[49]   *Id*. (quoting *Cordi-Allen v. Conlon*, 494 F.3d 245, 250-51 (1st Cir. 2007)).

III.   Conclusion

The "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[50] Respondents engaged in serious and recurrent violations of these critically important requirements and did so with a high degree of culpability.   Although Respondents have taken steps to return to compliance, including the hiring of a new auditor, those steps are insufficient to justify a sanction other than revocation. Respondents have not filed any of the reports identified in the OIP, and they have missed additional required filings since the OIP. The record further establishes substantial reason to doubt that they will return to compliance and avoid delinquencies in the future. As a result, we find that Respondents have not made any showing that would justify a sanction other than revocation. Nor have Respondents established a genuine dispute of material fact that would necessitate an in-person evidentiary hearing or that the Division is not entitled to judgment as a matter of law. We therefore grant the Division's motion for summary disposition, deny Respondents' motion for summary disposition, and revoke the registration of all classes of the registered securities of Respondents as in the public interest and necessary and appropriate for the protection of investors.

An appropriate order will issue.[51]

By the Commission (Chairman CLAYTON and Commissioners PEIRCE, ROISMAN, and LEE).

Vanessa A. Countryman
Secretary

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[50]   *Am.'s Sports Voice*, 2007 WL 858747, at *4 & n.17 (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) ("Corporate financial statements are one of the primary sources of information available to guide the decisions of the investing public.").

[51]   We have considered all of the parties' contentions.   We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

EXHIBIT 1

United Development Funding III, United Development Funding IV, and United Development Funding Income Fund V
Admin. Proc. File No. 3-18832

Summary of Respondents' Delinquent Filings

No.	Report	Period Ending	Due Date For Filing Report[52]	Delinquency Corrected	
				Date	**How Late**
01	10-K	12/31/2015	03/31/2016[53]	Still delinquent	
02	10-Q	03//31/2016	05/15/2016[54]	Still delinquent	
03	10-Q	06/30/2016	08/15/2016[55]	Still delinquent	
04	10-Q	09/30/2016	11/15/2016	Still delinquent	

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[52] Pursuant to Exchange Act Rule 13a-1 and General Instruction A.2 to Form 10-K, non-accelerated filers such as Respondents are required to file annual reports with the Commission no later than ninety calendar days after the end of the period covered by the report. 17 C.F.R. § 240.13a-1 and 17 C.F.R. § 249.310. Pursuant to Exchange Act Rule 13a-13 and General Instruction A.1. to Form 10-Q, non-accelerated filers are required to file quarterly reports with the Commission no later than forty-five calendar days after the end of the period covered by the report. 17 C.F.R. § 240.13a-13 and 17 C.F.R. § 249.308a.

[53] UDF III and UDF V, but not UDF IV, filed Forms 12b-25 for this report, which stated: "The registrant is unable to complete its audited financial statements due to the resignation on November 19, 2015 of Whitley Penn LLP, its independent auditing firm (previously reported in the Registrant's Current Report on Form 8-K filed on November 24, 2015) and the inability thus far to engage a new independent auditing firm. Although the Registrant is in discussions for engagement of a new independent auditing firm, the Registrant cannot provide assurance when a new independent auditing firm will be engaged. Due to the lack of final audited financials for the year ended December 31, 2015, the Registrant is unable to file its Form 10-K within the prescribed time period. The Registrant intends to file such report as soon as practicable."

[54] All three Respondents filed Forms 12b-25 for this report, which were worded similarly to the Forms 12b-25 UDF III and UDF V filed with respect to their 2015 Forms 10-K.

[55] All three Respondents filed Forms 12b-25 for this report. These Forms 12b-25 noted the June 2016 engagement of a new auditor as Respondents' independent auditing firm and stated that "[t]he Registrant is working diligently to complete and file all necessary periodic reports as soon as practicable; however, there can be no assurance when the Registrant will be able to file such periodic reports." Respondents have filed Forms 12b-25 for all of their subsequent delinquent filings, all of which have been worded similarly to these Forms 12b-25.

No.	Report	Period Ending	Due Date For Filing Report[52]	Delinquency Corrected	
				Date	How Late
05	10-K	12/31/2016	03/31/2017	Still delinquent	
06	10-Q	03/31/2017	05/15/2017	Still delinquent	
07	10-Q	06/30/2017	08/15/2017	Still delinquent	
08	10-Q	09/30/2017	11/15/2017	Still delinquent	
09	10-K	12/31/2017	04/02/2018	Still delinquent	
10	10-Q	03/31/2018	05/15/2018	Still delinquent	
11	10-Q	06/30/2018	08/15/2018	Still delinquent	

Summary of Delinquent Filings for Period after OIP

No.	Report	Period Ending	Due Date For Filing Report	Delinquency Corrected	
				Date	How Late
12	10-Q	09/30/3018	11/15/2018	Still delinquent	
13	10-K	12/31/2018	04/01/2019	Still delinquent	
14	10-Q	03/31/2019	05/15/2019	Still delinquent	
15	10-Q	06/30/2019	08/15/2019	Still delinquent	
16	10-Q	09/30/2019	11/15/2019	Still delinquent	
17	10-K	12/31/2019	03/31/2020	Still delinquent	
18	10-Q	03/31/2020	05/15/2020	Still delinquent	

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 89535 / August 12, 2020

Admin. Proc. File No. 3-18832

In the Matter of

UNITED DEVELOPMENT FUNDING III, LP,
UNITED DEVELOPMENT FUNDING IV,
AND
UNITED DEVELOPMENT FUNDING
INCOME FUND V

ORDER GRANTING AND DENYING MOTIONS FOR SUMMARY DISPOSITION AND
IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the motion for summary disposition filed by the Division of
Enforcement is granted and the motion for summary disposition filed by United Development
Funding III, LP, United Development Funding IV, and United Development Funding Income
Fund V is denied; and it is further

ORDERED that the registration of all classes of the registered securities of United
Development Funding III, LP under Section 12(g) of the Securities Exchange Act of 1934 is
hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of United
Development Funding IV under Section 12(g) of the Securities Exchange Act of 1934 is hereby
revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of United Development Funding Income Fund V under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocations are effective as of August 13, 2020.

By the Commission.

Vanessa A. Countryman
Secretary